Notice to Shareholders

During a meeting held on September 16, 2005, the Board of Directors of Embraer – Empresa Brasileira de Aeronáutica S.A. (the “Company”) approved the following:

a)	Distribution of Interest on Shareholders’ Equity for the Third Quarter of 2005 in the aggregate amount of R$ 113,550,773.73, in accordance with the conditions below:

o	Holders of common shares will be entitled to interest on shareholders’ equity in the amount of R$ 0.14777 per share, and holders of preferred shares will be entitled to interest on shareholders’ equity in the amount of R$ 0.16254 per share equal to R$ 0.65016 per American Depositary Share (ADS). This interest on shareholders’ equity complies with the right of the holders of preferred shares to receive dividends 10% above the holders of common shares, according to article 17, II, a, paragraph 1, of Law 6404/76, as amended by Law 10,303 dated October 31, 2001.

o	The interest on shareholders’ equity is subject to the retention of 15% withholding tax or 25% if the beneficiary is a resident in a tax haven, except in the case of holders who are exempt from such tax.

o	This interest on shareholders’ equity will be included in the computation of the compulsory dividends to be distributed by the company for the current fiscal year; the total amount shall include the dividends distributed by the Company for all the purposes of the Brazilian corporate legislation.

o	Record date for the shares negotiated on the São Paulo Stock Exchange (Bovespa) is September 19, 2005, and record date for the ADS’s negotiated on the New York Stock Exchange (NYSE) is September 22, 2005.

o	The Payment of the interest on shareholders’ equity in Brazil will be on October 14, 2005, and the holders of ADS’s will be paid on October 21, 2005, both without any compensation.

o	The shares will be negotiated on the São Paulo Stock Exchange (Bovespa), and New York Stock Exchange (NYSE), ex-interest right, on and including September 20, 2005.

b)	The increase in Embraer’s capital due to the exercise of employees stock options from R$ 3,569,927,713.84 to R$ 3,580,153,791.16, consisting of a total of 720,642,028 shares without par value, of which 242,544,448 are common shares, including one of a special class, and 478,097,580 are preferred shares.

c)	Approval of the payment of R$ 217,378,490.90 as Interest on Shareholders´ Equity and part of the mandatory payment of dividends, which was distributed to shareholders during the first half of 2005. This amount includes payments of Interest on Shareholders’ Equity of R$ 106,541,978.02 and R$ 110,836,512.88 paid on April 15, 2005 and July 15, 2005 respectively.

d)	Change in the designation of the Executive Vice Presidency of Civil Aviation to Executive Vice-Presidency of Commercial Aviation, under the responsibility of Executive Vice-President Frederico Fleury Curado.

São Jose dos Campos, September 16, 2005

Antonio Luiz Pizarro Manso
Executive Vice-President Corporate & CFO

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